UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030628

NO ACT
P.E 1-10-2002
1-12328

March 18, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Martin H. Neidell
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982

Re: Chelsea Property Group, Inc.
Incoming letter dated January 10, 2002

Dear Mr. Neidell:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposal submitted to Chelsea by Robert P. Florian and Lynne A. Florian. We also received a letter from the proponents dated January 21, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 22 2002
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert P. Florian and Lynne A. Florian
2315 Nan Street
Aurora, IL 60504-9778

STROOCK

By Federal Express

Martin H. Neidell
212-806-5836
MNEIDELL@stroock.com

January 10, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

We are counsel to Chelsea Property Group, Inc., a Maryland corporation ("Chelsea" or the "Company"). On November 8, 2001, Chelsea received a shareholder proposal (the "Proposal") from Robert P. Florian and Lynne A. Florian (the "Proponents") for inclusion in Chelsea's proxy statement for its 2002 annual meeting (the "2002 Proxy Statement").

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, the undersigned hereby files, on behalf of the Company, six copies of this letter and the Proposal, which are attached to this letter and marked as Exhibit A. One copy of this letter and its enclosures are simultaneously being sent to the Proponents. We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Chelsea excludes the Proposal from its proxy materials.

The Proposal relates to revisions to the Company's policies regarding future development and expansion of outlet malls. The Proposal states:

> "Wherefore: It is proposed that Chelsea Property Group, include in it's [sic] Corporate Development Policy; the following provisions.
>
> 1. The indemnification for flood damage of pre-existing developed properties within 1,000 feet of any Chelsea Property Group. development.
>
> 2. Limiting land grading, so as not to exceed 2 feet above abutting property grade level.

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3. Establishing buffer zones, of not less than 100 feet between any sign, structure, regrading or pavement of any Chelsea Property Group development, and any pre-existing residential development.

These items shall apply to any Chelsea Property Group development scheduled for completion after January 01, 2003."

Rule 14a-8(i)(4) – Personal Grievance

The Proposal may be omitted under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponents and to further interests which are not shared by the other shareholders at large. The Commission has stated that its goal in this subsection is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the shareholders generally." SEC Release No. 34-200091.

The Commission has further stated that certain proposals are properly excluded from a registrant's proxy materials "despite . . . being drafted in such a way that it might relate to matters which may be of general interest to all security holders" if it is "clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." SEC Release No. 34-19135. It is clear that the Commission believes that the security holder proposal process is not a proper forum for the airing of personal claims.

As discussed more fully below, the Company believes that the Proposal was submitted by the Proponents solely as a means of redressing their personal grievances with the Company and thus should be properly excluded pursuant to Rule 14a-8(i)(4).

In February 2001, Chelsea announced plans to build a new outlet center in Aurora, Illinois called the Chicago Premium Outlets. The Proponents' home is located in a subdivision which abuts the proposed outlet center. In early March 2001, the Proponents contacted Chelsea and raised their objections to the new center. In a letter dated March 8, 2001 and attached hereto as Exhibit B, the Proponents objected to the new development in their capacity as "adjacent residents" and asked to be "be indemnified against flooding, with the elimination of wetlands." In the letter the Proponents also indicated that they would use the shareholder proposal process to redress these issues at the Company's 2001 shareholders' meeting. However, that proposal was submitted too late for consideration at the 2001 shareholders' meeting.

The Proponents and their neighbors then formed a group called Focus 9 to negotiate with Chelsea regarding development of the site. In March 2001, Focus 9 presented to the Company a list of demands

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

aimed at making the project more palatable to the aggrieved residents. See Exhibit C attached hereto. Several of these demands, including flood insurance and the request for a minimum of 75 feet from property lines to berms, are almost identical to the Proposal.

In June 2001, Mr. Florian sent a letter to the Aurora Planning Commission regarding the development of the Chicago Premium Outlets, again raising his personal objections to the project. See Exhibit D attached hereto. In stating his objections to the project, Mr. Florian claimed that Chelsea has "steadfastly refused to agree to indemnify owners of abutting property against flood damage." Mr. Florian voiced his fears regarding the proposed development when he told the Planning Commission that "the Proposed development, will more likely than not, result in flooding my property not less Than [sic] twice every 25 years."

On June 7, 2001, the Proponents sent a draft of a possible shareholder proposal to the Company. See Exhibit E attached hereto. This draft was nearly identical to the Proposal at hand. In a handwritten note written on the draft proposal, Mr. Florian wrote "Please contact me for a discussion as how to eliminate the submission of this, or something similar, by revising the plans for the proposed Chicago Premium Outlets. – Robert Florian." This handwritten note illustrates the Proponents' intent to use the shareholder proposal process as a means to redress their personal grievance against the Company.

As further evidence of his ongoing dispute with Chelsea, Mr. Florian recently sent another letter to the Company dated January 5, 2002 requesting that Chelsea purchase his and several other homes in the subdivision that will be most affected by the development of the Chicago Premium Outlets. See Exhibit F attached hereto. The letter, which was intended to clear up any misunderstandings as to the homeowners' intentions, states "I ask that CPG [Chelsea] seriously consider making the nine homeowners an offer, so that we can seek alternative housing of comparable merit, and to expedite CPG's intended development." The letter states that "according to the preliminary plans for the mall, that a series of drainage problems will occur for the nine residential properties. This is not to mention the negative aesthetic impact on our heretofore attractive and flood-free subdivision." It is clear from the statements made by Mr. Florian in the letter that he and his neighbors have an ongoing and personal dispute with the Company and are seeking to use the shareholder proposal process to alleviate their concerns over flooding.

For almost a year Chelsea has been in discussions with the Proponents and many of their neighbors regarding the proposed development of the Chicago Premium Outlets. The Proponents are using the shareholder proposal process as a means to redress their personal grievance against the Company. They are attempting to use the process to force the Company to further negotiate with them and to provide them with relief that they were otherwise unable to obtain.

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

The Commission has often granted no action relief to registrants under circumstances analogous to those at hand. A shareholder proposal requesting that IBM institute a customer arbitration mechanism was excludable as relating to a personal grievance when submitted by a disgruntled customer. See International Business Machines Corporation available January 31, 1995. A proposal seeking to amend the company's Code of Regulations to prohibit indemnification in cases of grossly negligent conduct and adding an "Office of Ombudsmen" to investigate grievances was excludable when filed by the holder of an IRA account who had had a previous grievance with the bank relating to his account. See Banc One Corporation available January 23, 1992. In Occidental Petroleum Corp., available April 4, 1983, the Commission stated that it would not seek enforcement action when a proposal requesting that Occidental prepare a report to shareholders regarding its employment policies was submitted by a former employee who had been terminated by the Company on the basis that the proponent was seeking to redress a personal grievance related to her termination. The Commission has repeatedly granted no action relief to registrants when shareholder proposals relating to a variety of topics were submitted by former employees of the registrant who had an ongoing dispute with the registrant. (See International Business Machines Corporation available December 29, 1994, International Business Machines Corporation available December 9, 1994, IBM available November 22, 1995.)

It is clear from the facts presented, that, like the proponents in the instances referenced above, the Proponents have an ongoing personal dispute with the Company and are seeking to use the shareholder proposal process as a means to redress their personal grievance. Thus, the Proposal should be excluded from the Company's 2002 Proxy Statement on the basis of Rule 14a-8(i)(4).

Rule 14a-8(i)(7) – Ordinary Business

In addition to excluding the Proposal for the reasons set forth above, the Proposal may also be omitted under Rule 14a-8(i)(7) because it deals with the "ordinary business" of the Company. The Proposal deals with setting restrictions on the Company's policy regarding future development, a business matter that is mundane in nature and does not involve any significant public policy or economic implications.

Rule 14a-8(i)(7) states that a shareholder proposal may be omitted from a proxy statement if the proposal deals with a matter relating to the ordinary business operations of the registrant. The Commission explained the reasons underlying the provision as follows:

> "The policy motivating the Commission in adopting the rule is . . . to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." See Hearings on SEC

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

> Enforcement Problems Before the Subcommittee of the Senate Committee on Banking & Currency, 85th Cong., 1st Sess. part 1, at 119 (1957), quoted in SEC Release No. 34-19153 at 53, Note 47.

The Commission has further stated that "proposals that involve business matters that are mundane in nature and do not involve any substantial policy or other considerations" are properly omitted from proxy materials under sub-paragraph (i)(7). SEC Release No. 34-12999 at 32.

Chelsea is the managing general partner of CPG Partners, L.P., a partnership that specializes in owning, developing, redeveloping, leasing, marketing and managing upscale and fashion oriented manufacturers' outlet centers. Chelsea, in the regular and daily course of its business, is involved in the development and redevelopment of outlet centers. Making decisions regarding corporate development policy, including the selection of property locations, land grading concerns and the decision to indemnify the owners of pre-existing developed properties, is part of the ordinary business operations of the Company. Such decisions are managerial in nature because only management has access to the reports and information required to analyze the economic consequences and feasibility of the development policies.

The Proposal does not rise to the level of substantial public policy or economic considerations. Rather, the Proposal is designed to address a limited number of ordinary and mundane business concerns relating to the development of property. It does not address larger social issues that may be associated with property development such as protection of endangered species or development of protected lands.

The Staff has supported the omission of analogous shareholder proposals in the past. In Wal-Mart Stores, Inc., available March 20, 2001, the Staff indicated that it would not seek enforcement action against Wal-Mart Stores, Inc. with respect to its decision to omit a shareholder proposal requesting that Wal-Mart discontinue sales of tobacco and tobacco-related products because the proposal concerned the ordinary business operations of the company. In Chevron Corporation, available February 22, 1999, the Staff concurred in the omission of a proposal requesting that discount prices on gasoline be provided to shareholders. The Staff stated that setting discount policies related to the ordinary business operations of Chevron. In concurring in the omission of a proposal in Potomac Electric Power Company, available February 26, 1992, the Staff stated that "the subject of the proposals is directed to specifying criteria to be used by the Company in selecting contractors" and that such activity was part of the ordinary business of the company. In addition, the Staff considered the choice of processes and supplies used in the preparation of its products to be within the ordinary business of Borden, Inc. (available January 16, 1990). In Citicorp, available January 19, 1989, the Staff agreed with Citicorp's assessment that the decision to deny loans to companies on the basis of their annual meeting dates was within the purview of the ordinary business of the corporation.

STROOCK & STROOCK & LAVAN LLP • NEW YORK • LOS ANGELES • MIAMI
180 MAIDEN LANE, NEW YORK, NY 10038-4982 TEL 212.806.5400 FAX 212.806.6006 WWW.STROOCK.COM

In each of the above instances, as well as the case at hand, the shareholder proposals addressed an issue that was so mundane as to fall within the everyday business operations of the respective company. Selecting locations for property development, determining land grading levels and indemnification decisions are as much a part of the ordinary business operations of Chelsea, a company that specializes in developing property, as tasks such as loan approval, pricing of goods, determining which products to sell, and which supplies to use in the preparation of products are to the companies referred to above. The Proposal does not concern Chelsea's fundamental business strategies, but rather, seeks to micro-manage the everyday business decisions of the Company. Accordingly, Chelsea intends to omit the Proposal from its 2002 Proxy Materials under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Chelsea intends to omit the Proposal from its 2002 Proxy Materials under Rule 14a-8(i)(4) and/or Rule 14a-8(i)(7).

If you have any questions or need more information, please do not hesitate to contact the undersigned at (212) 806-5836.

Very truly yours,

Martin H. Neidell

Enclosures

cc: w/ enc. Robert P. and Lynn Florian
Denise M. Elmer, Esq.

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Exhibit A

Tom —
Mark
FYI
John

2315 Nan Street
Aurora IL 60504-9778
November 05, 2001
630-898-6473

Chelsea Property Group Inc.
Ms. Denise M. Elmer
103 Eisenhower Parkway
Roseland, NJ 07068

Dear Ms. Elmer:

Enclosed, please find our shareholder proposal, for presentation at the upcoming 2002 Annual Meeting of Stockholders. We have owned 100 shares, since January 14, 1994. If you require further evidence of this, or anything else regarding this proposal, please contact us.

Thank you.

Sincerely,

Robert P. Florian

Lynne A. Florian

RECEIVED
NOV 8 2001

SHAREHOLDER PROPOSAL

Whereas: Chelsea Property Group is engaged in the continued expansion of outlet malls.
Whereas: From time to time, property acquisitions fall in close proximity to previously developed properties.

Whereby: Development of these acquisitions will potentially jeopardize adjacent properties in regard to increased flooding, crime, and deleterious aesthetic effects.

Wherefore: It is proposed that Chelsea Property Group, include in it's Corporate Development Policy; the following provisions.

1. The indemnification for flood damage of pre-existing developed properties within 1,000 feet of any Chelsea Property Group. development.

2. Limiting land grading, so as not to exceed 2 feet above abutting property grade level.

3. Establishing buffer zones, of not less than 100 feet between any sign, structure, regrading or pavement of any Chelsea Property Group development, and any pre-existing residential development.

These items shall apply to any Chelsea Property Group development scheduled for completion after January 01, 2003.

Signed: _ [signature]

Robert P. Florian

[signature]

Lynne A. Florian

Exhibit B

2315 Nan Street
Aurora IL 60504
630-898-6473
March 8, 2001

Mr. David Bloom
Chelsea Property Group Inc.
103 Eisenhower Parkway,
Roseland NJ 07068

Dear Mr. Bloom:

On Friday, March 2nd, I spoke with Mr. Mark Silvestri, regarding the proposed "Chicago Outlet Mall" for Aurora IL.

One reason that the proposal is unacceptable to us as adjacent residents, is that there is no adequate buffer zone between the mall property, and our residence. For the past Forty-Two years, our property has had a densely wooded area to the east. The immediate community has for generations, been referred to as "Marywood", originally called the "Big Woods" by the original settlers. The area has a strong identity to the century-old Oaks & Maples.

The proposed drawings indicate no buffer zone. Silvestri spoke of a twenty foot area of berms and fences. This will be woefully inadequate for maintaining privacy & quiet enjoyment of our subdivision. We are also opposed to this as Chelsea Shareholders.

The proposed mall has every resident of the subdivision railing against it in it's present form. There has been talk of a class action suit, should the plan be acceptable to the Aurora Planning Commission. This could prove costly to all involved, but worth the effort, to preserve the quality of the community environment.

We are interested in presenting these issues at the 2001 Shareholders Meeting, and are currently drafting a Shareholders Proposal, regarding Company standards in reducing development impact on adjacent properties.

Why develop a mall which encircles an existing residential neighborhood? We stand to lose privacy in our backyards, and security for the neighborhood, with the proposed minimal buffer zone. Can we be indemnified against flooding, with the elimination of wetlands? We look forward to attending the Shareholders Meeting.

Yours Truly,

Robert P. Florian Lynne A. Florian

Exhibit C

Focus 9
March 30, 2001

1. Independent appraisers to appraise our homes/property before and after construction.

2. Short Term DeValuation protection.

3. Septic/Sewer concerns: a)sewer and water access lines to be run to 3 homes and paid for by the developer. b)hook up/connection fees to be paid for by the developer.

4. SIGNS: a)No large, lit, tower sign by the Seal Master "secondary" road. b)Absolutely NO Construction signs to remain for the duration of construction. c) No Mall Access sign to be installed on Nan Street and Parkview Drive prior to Mall Grand Opening.

5. Permanent NO ACCESS barrier to be in place at Nan Street dead end.

6. Minimum of 75 ft. from property lines to berms. Berms to be installed around the last 9 homes including the wooded lot west of the 5 homes on the west side of Nan St.

7. Berm height - 15 ft. w/ pine trees, crab apple, etc.

8. Fencing - 8-10 ft. concrete or stockade fencing. To be installed on the land owned and maintained by the Mall.

9. Parking lot lights - perimeter lighting to reflect away from the homes.

10. It has been previously stated that there will be 24 hour security on site. Please arrange to have crime stats of your other malls faxed or mailed to us asap.

11. Flood Insurance.

12. Neighborhood Impact Study. Has this been completed? If not, when can we expect completion?

13. Music - We respectfully request that NO overhead music be broadcast over speakers. W/out the trees to barrier our homes, this could become a disturbance.

14. Alcohol - It has not been previously mentioned. Do you allow alcohol to be served at the restaurants in the mall?

15. Outlots - Last week it was noted that there are now 2 outlots. a)What are they proposed to be? b) Are there more "outlots" to come?

Exhibit D

COMMENTS FOR AURORA PLANNING COMMISSION RE. CASEFILE AU01/3-01.052-Ppn/Psd by Robert P. Florian, of 2315 Nan Street, Aurora Il. 60504-9778

First, I wish to state that I would have preferred to personally present this material to the commission, at the scheduled June 06 meeting, but that the date conflicted with my attendance at the Chelsea Property Group (hereafter referred to as CPG) shareholder meeting. I make these Comments as both a resident property owner for 25 years at the above address, which abuts the proposed development, and as a Chelsea Property Group shareholder since 1994. I disagree with the proposed plan in it's present state for the following reasons.

1. CPG has steadfastly refused to agree to indemnify owners of abutting property against flood damage.
   A: The proposed development is designed with a land grade elevation from 4 to 10 feet above That of presently developed abutting properties.
   B: CPG engineers have stated that storm water runoff drains/sewers/detention ponds will Handle up to a "100 years" rain.
   C: Since residing at my present address since 1976, I have witnessed 1 "100 years" rainfall in 1981, and 1 "1000 years" rainfall in 1996.
   D: By CPG's engineers statements, and what climactic conditions have factually been, the Proposed development, will more likely than not, result in flooding my property not less Than twice every 25 years.
   E: A similar engineering failure, in a prior CPG development actually was born out in the City of Aurora Ohio, as the attached letters from Mr. Earl Biederman of that city attest.

2. The proposed development, by encompassing Roth's subdivision on 3 sides, and by being Elevated 4 to 10 feet above the grade level of existing homes, will only serve to denigrate The aesthetic appeal of the subdivision as it now stands. The net effect will be to form a Topographic bowl, with the Roth's homes, being at the bottom. This type of placement and Grading is an obnoxious affront to any residential community, to which it may encompass.

3. CPG states that the success of their malls, hinges on being able to place them facing the various interstate highways, by the cities in which they are located. This is not true.
   I have personally visited the CPG "LIGHTHOUSE PLACE PREMIUM OUTLETS" in Michigan City IN.. Although CPG did not develop this property in the aspect of choosing a Site for it, they did choose to purchase it where it now stands, approximately 7.5 miles north Of I-94 in an original section of Michigan City, somewhat like North Ave. & Broadway in Aurora IL. The Lighthouse Place has thriving business activity, even at 4.30 on a Sunday Afternoon, a 20 minute drive through town from I-94 notwithstanding.

4. As evidenced by the attached letters from Mr. Earl Biederman of 408 Millpond Rd., Aurora Ohio; and the Hon. Ralph E. Keidel, Mayor in 1995, of Aurora Ohio, the prior CPG develpment Leaves serious problems in it's wake.

   A: Shoplifting, as attached copy of the ADVOCATE newspaper describes.
   B: Flooding of abutting properties

C: Noise
D: Debris
E: Vegetation failing to thrive
F: Inequities in local taxation.

I personally would not object to the Development, if only buildings & parking areas were to be moved 1500 feet west, from the presently proposed site. This would still give the mall visibility from I-88, in addition to adding visibility from Farnsworth Ave. It would also prevent the destruction of wetlands, and would eliminate blighting Roth's subdivision with the aforementioned problems.

Signed

Robert P. Florian

C.C. Army Corps of Engineers

Exhibit E

Preliminary Draft

Possible SHAREHOLDER PROPOSAL

Whereas: Chelsea Property Group is engaged in the continued expansion of outlet malls.
Whereas: From time to time, property acquisitions fall in close proximity to previously developed properties.

Whereby: Development of these acquisitions will potentially jeopardize adjacent properties in regard to increased flooding, crime, and deleterious aesthetic effects.

Wherefore: It is proposed that Chelsea Property Group, include in it's Corporate Development Policy; the following provisions.

1. The indemnification for flood damage of pre-existing developed properties within 1,000 feet of any C.P.G. development.

2. Limiting land grading, so as not to exceed 2 feet above abutting property grade level.

3. Establishing buffer zones, of not less than 100 feet between any sign, structure, or pavement of any C.P.G development, and any pre-existing residential development.

These items shall apply to any Chelsea Property Group development scheduled for completion after January 01, 2003.

Signed: _

Robert P. Florian

Lynne A. Florian

Please contact me for a discussion as how to eliminate the submission of this, or something similar, by revising the plans for the proposed Chicago Premium outlets - Robert Florian 630.898.647

Exhibit F

2315 Nan Street
Aurora IL 60504-9778
January 05, 2002
630-898-6473

Chelsea Property Group
Mr. Mark J. Silvestri
103 Eisenhower Pkwy.
Roseland NJ 07068 Re. Chicago Premium Outlets

Dear Mr Silvestri:

Inasmuch as there has been some misunderstanding regarding whether or not CPG desires to acquire the nine residential properties along Nan Street, Aurora township [IL], namely street addresses: 2275, 2280, 2285, 2290, 2300, 2305, 2310, 2315 and 2320, I wish to recall what conversation transpired between yourself, Ms. Robin Welch, and the property owners of the aforementioned properties, at the meeting held April 09, 2001, at 2305 Nan street.

Robin Sturtevant had stated that the nine property owners had agreed to a certain price at which CPG could purchase our nine properties collectively. You stated that CPG "was not in the business of buying homes", and in the future if CPG did wish to acquire more properties, it "would pick them off one by one".

In a meeting which I had requested, on December 13, 2001, with Ms. Kathy G. Chernich and Mr. Keith Wozniak of the U.S. Army Corps of Engineers, and Mr. David E. Hunter of the Illinois Department of Natural Resources, it was stated by Ms. Chernich, that CPG had offered to purchase our properties. This is not true. I wish to go on record as stating that the nine property owners, to the best of my knowledge and belief, will collectively accept a reasonable offer to purchase their properties.

The opinion has been rendered, in a letter from the Engineering firm of Leonard Dreas & Associates to the City of Aurora, that according to the preliminary plans for the mall, that a series of drainage problems will occur for the nine residential properties. This is not to mention the negative aesthetic impact on our heretofore attractive and flood-free subdivision.

I ask that CPG seriously consider making the nine homeowners an offer, so that we can seek alternative housing of comparable merit, and to expedite CPG's intended development. Thank you.

Sincerely,
Robert P. Florian

cc: U.S. Army Corps of Engineers 200100786
IL Dept Natural Resources 2001184
IL Environmental Protection Agency
City of Aurora, Mayor David Stover and Alderman Elmore

cc: Dennis

2315 Nan Street
Aurora IL 60504-9778
630-898-6473
Jan 21, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549 Re. Chelsea Property Group, Shareholder Proposal letter of Jan. 10, '02
Stroock, Stroock & Lavan LLP.

Dear Ladies and Gentlemen:

We, as the proponents Mr. Neidell referred to, would like to respond to his letter. Insofar that the proposal should be excluded due to being SOLELY that of a Personal Grievance is not true.

It is true that we have been, and will be personally affected by the proposed "Chicago Premium Outlets" - Exhibit D "wetland mitigation exhibit" and exhibits B,C,D, and F of the STROOCK letter. The exhibits also clearly show, that we have doggedly tried to document Chelsea's flawed engineering, with our engineers' opinion, [Exhibit A] and raised issues of how the proposed mall will negatively affect us. And we have tried to persuade CPG management to make changes.

However, in researching the practices, and results of Chelsea Property Group, in a prior development in the City of Aurora Ohio, we found that the their development practices were similarly defective as attested to by Mr. Earl Biederman [Exhibits B&C] of Aurora Ohio.

The reckless way in which CPG had designed the Aurora Ohio mall, in addition to the "Chicago Premium Outlets" mall design, prompted us to draft the Shareholder Proposal in an effort to prompt CPG management to adopt a more conventional way of blending the malls into pre-existing developments, either by persuading them to correct the errors without engaging in the shareholder proposal process, or using that process to correct Company Policy.

In our letter of March 08 to Mr. Bloom, we expressed interest in attending the Shareholders Meeting, to present issues of development impact on adjacent properties, verbally, to CPG Management and Directors. At that point in time, we were in the process of drafting a shareholder proposal, not for inclusion at that particular meeting. We knew from CPG's prior proxies, that there is a 6-7 month lead time, before a shareholders meeting, when a proposal can be introduced.

From our understanding of Rule 14a-8[i] [4] merely because a shareholder is personally affected by one related proposed development, does not necessarily preclude them from putting forth a shareholders proposal. In this case, the underlying issue is that of a pattern of unorthodox and reckless development practices as related to neighboring properties, as evidenced in other developments, and as mentioned in Aurora Ohio.

The cases involving IBM, Banc One, and Occidental Petroleum, which Mr. Neidell alluded to,

Leonard Dreas & Associates
LAND SURVEYORS & CIVIL ENGINEERS

888 South Edgelawn Drive, Suite 1725
Aurora, Illinois 60506
Phone (630) 897-4105 Fax (630) 897-4121
e-mail: LDA38@AOL.com

Exhibit "A"

August 24, 2001

Mr. Peter Haurykiewicz
Engineering Dept.
44 E. Downer Pl.
Aurora, IL 60507-2067

RE: Proposed Chicago Premium Outlets
I-88 & Farnsworth

Dear Mr. Haurykiewicz:

We have been retained by Mr. Robert Florian to review and comment on the proposed Chicago Premium Outlets improvements adjacent to his residential neighborhood on Nan Street. Several concerns have been identified by the neighbors, with the primary issue we will address is drainage.

We appreciate that the City of Aurora has make available a copy of the "Preliminary Stormwater Management Report (dated April 18, 2001)" for the proposed Chicago Premium Outlets Mall, as prepared by the developer's consultant, V3 Consultants.

A summary of the existing and proposed conditions of concern:

The top-of-foundation elevation of the existing southwestern house on Nan Street is 720.02 and the existing southeastern house is 720.54. The proposed Normal-Water-Level for the adjacent Pond C is 715.00 and the High-Water-Level is 720.00. The existing flood plain to the west at the point of downstream drainage pipe discharge is 719.7. The proposed top of foundation for the nearest outlet buildings is about 727.8.

We request that the City of Aurora address the following concerns prior to the approval of the project plan that has been presented:

- We are concerned that the relatively high normal water level in the pond would raise the surrounding ground water table, thereby causing the sump pumps on these adjacent homes to run continuously and place the homes at risk of basement flooding during any heavy rain or power outage.

- We are concerned that the hydraulic slope within the local drainage and discharge pipe from Pond C around Nan Street is not sufficient to carry the design event and still adequately protect the existing homes from flooding. We anticipate that during the design event the area south of Nan Street would not drain properly.

- We are concerned that at the point that the detention pond C would overflow, that the homes would be at risk of flooding. The new Kane County Stormwater Ordinance, paragraph 201(d) allows piped drainage instead of an overland flow route when the upstream drainage area is less than 20 acres. When the entire tributary area is determined, including the area tributary to Pond C, this may exceed the 20-acre limit. We believe that the overland flow route needs to be addressed.

- We are concerned at the relative elevation difference between the proposed commercial buildings and the existing residential units. We feel that this could create a condition that the storm water collection system on-site could be inadvertently diverted to the existing residential properties on Nan Street, resulting in local flooding.

Sincerely,

LEONARD DREAS & ASSOCIATES

Richard A. Scheffrahn, PE

cc: Mr. Robert Florian
Mr. Gregory V. Wolterstorff, V3 Consultants


CAROL-LYNN ST.
MAIN STREET
PARCEL 4
PROPOSED BUILDING
PROPOSED BUILDING
PROPOSED BUILDING
PROPOSED BUILDING
PARCEL 2
PROPOSED BUILDING
I-88 EAST-WEST TOLLWAY
LEGEND
WETLAND AND CREEK IMPACTS 20.87 ACRES
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Engineers
Scientists
Surveyors
REVISIONS
CHICAGO PREMIUM OUTLETS
AURORA
ILLINOIS
WETLAND MITIGATION EXHIBIT

"EXHIBIT D"

Exhibit B

May 23, 2001

Mr. Robert P. Florian
2315 Nan Street
Aurora, IL 63504-9778

Dear Bob,

Regarding our conversation concerning the Chelsea Groups factory outlet stores that invaded our community of Aurora. As I informed you the biggest headaches I believe are the additional burden on your local police who have to deal with the influx of shoplifters and undesirable characters who come into your community, drawn by the outlet stores.

All the homes bordering the back of the center have had water drainage problems even with the approved sewer systems and the addition of an exterior retention lake to catch the overflow of the lake that was already located there. Our city receives tax dollars from the shopping center, which I'm sure your city would like to get also, however, as you stated the shopping center people are getting a 25-year abatement on the taxes from the state of Illinois. Who cares about the homeowner?

After I believe 6 years the Chelsea Group asked and got permission for a huge expansion of the center making promises of tree plantings and mound barriers separating about 8-10 homes from the centers and because it was located 20 feet or more above grade not enough trees were planted and more were requested by the homeowners, which they got but still it will take years for the pine trees to reach enough growth to close off visible areas of the mall outlets.

Two years ago the outlet mall asked that the people of Aurora vote to change the zoning south of the mall (which more homes are located in a "residential zoned area") to a business zone so they could expand even more. The residents who finally won one for the common cause defeated this soundly.

As the mall felt they needed to up grade their image they started having a Native American craft show in an open area to the east of the mall and proceeds were to go to a local charity. This folk program lasted two years and all we have left are the wooden structures erected by the Chelsea Group that are visible through the "green area" left behind our house. Our trees by the way are dying behind our home, as the area is a dump for brush and rotten trees. Good neighbors! The native drums no longer beat into the night but are replaced with the dump trucks picking up garbage at 5 a.m. in the morning and the paper from the dumpsters flying into the bordering yards. On the cold winter days of our small snow-belt community the only thing louder than the dump trucks are the snow plows clearing the huge asphalt parking lots (this year from the last week in October to the 2nd week in April).

Please contact Mr. Robert Scharler of 300 Mill Pond Rd., Aurora, Ohio 44202 his phone number is 330-562-6865. He personally lead the fight, and with using his own money to get the reluctant Chelsea Group to make the changes in order to make our situation more livable after being left in the cold by our local politicians.

We and several neighbors asked for tax reductions on our property taxes from the county due to the fact that we either purchased our homes or built homes never once thinking the land behind us would be a mall type property. We were lead to believe that it could only be either homes or continue to be a flea market with special exceptions from the State of Ohio. Some people got relieve and some didn't. Needless to say we did not get purposed tax relieve.

Best wishes in your quest!
Yours truly,
Earl
Earl Biederman

Cc: Robert Scharler

(216) 562-9281

Exhibit C

Mr. William J. Zawiski
Environmental Scientist
Ohio Environmental Protection Agency
Northeast District Office
2110 East Aurora Rd.
Twinsburg, Ohio 44087

June 24, 1991

Dear Mr. Zawiski:

I am writing in regards to the conversation you had with Mr. Jack Klawitter concerning the drainage problems that are occurring from the run off waters of Aurora Farms. My property which was heavily wooded has experienced a severe run off of water that has killed many of our beautiful trees and during rain storms has created a stream of water running from my yard into my neighbors below me.

This "problem" has gotten worse as Aurora Farms continues to take more and more trees and has dedicated more and more space to parking. I have lived here for almost twenty years so I have seen the steady deterioration.

We have asked for help from our local city officals over the years to no avail. Any help your office can give us would be greatly appreciated.

Yours truly,

Earl Biederman

Earl Biederman

Ohio Environmental Protection Agency
Northeast District Office
DIVISION OF WATER
POLLUTION CONTROL
INDUSTRIAL PERMITS GROUP
2110 East Aurora Road
Twinsburg, Ohio 44087
(216) 425-9171
William J. Zawiski
Environmental Scientist

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chelsea Property Group, Inc.
Incoming letter dated January 10, 2002

The proposal requests that Chelsea revise its Corporate Development Policy.

There appears to be some basis for your view that Chelsea may exclude the proposal under 14a-8(i)(7) as relating to ordinary business operations (i.e., its land development policy). Accordingly, we will not recommend enforcement action to the Commission if Chelsea omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for exclusion upon which Chelsea relies.

Sincerely,

Keir D. Gumbs
Special Counsel